UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number 000-29898

BlackBerry Limited
(Translation of registrant’s name into English)

2200 University Avenue East,
Waterloo, Ontario, Canada
N2K 0A7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.
Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	BlackBerry Announces Election Results for the Company's Board of Directors
2	Report of Voting Results Pursuant to Section 11.3 of Canadian National Instrument 51-102

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880), December 20, 2013 (File Nos. 333-192986 and 333-192987), on July 25, 2014 (File No. 333-197636), and on February 12, 2016 (File No. 333-209525).

Document 1
NEWS RELEASE

June 22, 2016

BLACKBERRY ANNOUNCES ELECTION RESULTS FOR THE COMPANY’S BOARD OF DIRECTORS

Waterloo, ON - BlackBerry Limited (Nasdaq: BBRY; TSX:BB) announced today that the eight nominees listed in the Company’s management information circular dated May 5, 2016 for the Company’s annual and special meeting of shareholders held on June 22, 2016, were elected as directors to serve until the next annual meeting of shareholders of the Company or until their successors are elected or appointed. The detailed results of the vote are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
John Chen	238,133,776	96.94	7,515,474	3.06
Michael Daniels	244,189,398	99.41	1,459,852	0.59
Timothy Dattels	244,460,469	99.52	1,188,782	0.48
Richard Lynch	244,348,607	99.47	1,300,643	0.53
Laurie Smaldone Alsup	244,388,202	99.49	1,261,048	0.51
Barbara Stymiest	244,013,597	99.33	1,635,653	0.67
V. Prem Watsa	236,082,306	96.11	9,566,944	3.89
Wayne Wouters	244,580,315	99.56	1,068,936	0.44

About BlackBerry

BlackBerry is securing a connected world, delivering innovative solutions across the entire mobile ecosystem and beyond. We secure the world’s most sensitive data across all end points - from cars to smartphones - making the mobile-first enterprise vision a reality. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.BlackBerry.com.

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

Document 2
BLACKBERRY LIMITED
(the “Corporation”)

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
HELD ON WEDNESDAY, JUNE 22, 2016

REPORT OF VOTING RESULTS
Pursuant to Section 11.3 of National Instrument 51-102

To:     Canadian Securities Administrators

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the following sets out the matters voted on at the Annual and Special Meeting of Shareholders of the Corporation held on June 22, 2016 and the number and percentage of votes cast for or against, or withheld from, each vote, as applicable. Each of the matters set out below is described in greater detail in the Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated May 5, 2016 mailed to shareholders prior to the Annual and Special Meeting (the “Management Information Circular”).

1.	Election of Directors

The following nominees were elected as directors of the Corporation until the next annual meeting of shareholders of the Corporation. All directors received more votes “For” than votes “Withheld”. The outcome of the vote was as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
John Chen	238,133,776	96.94	7,515,474	3.06
Michael Daniels	244,189,398	99.41	1,459,852	0.59
Timothy Dattels	244,460,469	99.52	1,188,782	0.48
Richard Lynch	244,348,607	99.47	1,300,643	0.53
Laurie Smaldone Alsup	244,388,202	99.49	1,261,048	0.51
Barbara Stymiest	244,013,597	99.33	1,635,653	0.67
V. Prem Watsa	236,082,306	96.11	9,566,944	3.89
Wayne Wouters	244,580,315	99.56	1,068,936	0.44

2.	Appointment of Auditors

Ernst & Young LLP were reappointed as independent auditors of the Corporation for a term expiring at the close of the next annual meeting of shareholders of the Corporation and the directors were authorized to fix their remuneration, by a majority of shareholders voting by proxy or in person. The outcome of the vote was as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
320,997,907	98.46	5,004,374	1.54

3.	Approval of Unallocated Entitlements under the Equity Incentive Plan

The approval of unallocated entitlements under the Corporation’s Equity Incentive Plan, as described in the Management Information Circular, was approved by a majority of shareholders voting by proxy or in person. The outcome of the vote was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
229,577,318	93.46	16,075,130	6.54

4.	Non-Binding Advisory Resolution on Executive Compensation

The non-binding advisory resolution regarding the Corporation’s approach to executive compensation, as disclosed in the Management Information Circular, was approved by a majority of shareholders voting by proxy or in person. The outcome of the vote was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
191,932,881	78.13	53,716,367	21.87

DATED this 23rd day of June, 2016.

BLACKBERRY LIMITED

/s/ James Yersh
James Yersh - Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:     June 23, 2016

BlackBerry Limited
(Registrant)

By: __/s/ James Yersh
James Yersh
Chief Financial Officer